                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                               SCHEDULE 13D AMENDMENT

                     Under the Securities Exchange Act of 1934


                               CONE MILLS CORPORATION
                               ----------------------
                                  (Name of Issuer)


                            Common Stock, $.10 par value
                            ----------------------------
                           (Title of Class of Securities)


                                    206814 10 5
                                    -----------
                                   (CUSIP Number)


                              Albert A. Woodward, Esq.
                                 Maun & Simon, PLC
                          2000 Midwest Plaza Building West
                                 801 Nicollet Mall
                           Minneapolis, Minnesota  55402
                                   (612) 904-7400
                                   --------------
                        (Name, Address and Telephone Number
                          of Person Authorized to Receive
                            Notices and Communications)


                                  November 1, 1999
                                  ----------------
                        (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (Cover page continued on next 8 pages)

                                    SCHEDULE 13D

                               CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons   MARC H. KOZBERG
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of  (a)  X
 a group (see instructions)                    ---------------------------------
                                               (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)        PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal proceedings
 is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...   USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power...................    95,000

    (8) Shared voting power.................   255,000

    (9) Sole dispositive power..............    95,000

   (10) Shared dispositive power............   255,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                        350,000
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................   1.4%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................   IN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D


                                CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  BRUCE E. HENDRY
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)   X
 of a group (see instructions)               -----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power...................   1,232,700

    (8) Shared voting power.................  -0-

    (9) Sole dispositive power..............   1,232,700

   (10) Shared dispositive power............  -0-
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                       1,232,700
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  4.8%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

                                CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  DR. DEMETRE NICOLOFF
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)   X
 of a group (see instructions)                ----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power...................  247,000

    (8) Shared voting power.................  255,000

    (9) Sole dispositive power..............  247,000

   (10) Shared dispositive power............  255,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                       502,000
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  2.0%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

                                CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  MARVIN W. GOLDSTEIN
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member of (a)   X
 a group (see instructions)                   ----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal proceedings
 is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power...................  45,500

    (8) Shared voting power.................  2,000

    (9) Sole dispositive power..............  45,500

   (10) Shared dispositive power............  2,000
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                       47,500
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  0.2%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D


                                CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............  CHARMEL LIMITED PARTNERSHIP
 I.R.S. Identification Nos. of above persons
 (entities only)............................  41-1859157
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)   X
 of a group (see instructions)                ----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       WC
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  Nevada
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power...................  567,200

    (8) Shared voting power.................  -0-

    (9) Sole dispositive power..............  567,200

   (10) Shared dispositive power............  -0-
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                       567,200
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  2.2%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  PN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

                                CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  CHARMEL ENTERPRISES, INC.
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)   X
 of a group (see instructions)                ----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       HC
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  Nevada
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each
 reporting person with:
    (7) Sole voting power...................  -0-
--------------------------------------------------------------------------------
    (8) Shared voting power.................  567,200
--------------------------------------------------------------------------------
    (9) Sole dispositive power..............  -0-
--------------------------------------------------------------------------------
   (10) Shared dispositive power............  567,200
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by  567,200
 each reporting person.
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  2.2%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  CO
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

                                CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............  MELANIE BARRY
 I.R.S. Identification Nos. of above persons
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)     X
 of a group (see instructions)                ----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power...................  -0-

    (8) Shared voting power.................  567,200

    (9) Sole dispositive power..............  -0-

   (10) Shared dispositive power............  567,200
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by
 each reporting person.                       567,200
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  2.2%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

                                CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
 (1) Names of reporting persons.............
 I.R.S. Identification Nos. of above persons  CHARLES BARRY
 (entities only)............................
--------------------------------------------------------------------------------
 (2) Check the appropriate box if a member    (a)   X
 of a group (see instructions)                ----------------------------------
                                              (b)
--------------------------------------------------------------------------------
 (3) SEC use only...........................
--------------------------------------------------------------------------------
 (4) Source of funds (see instructions)       PF
--------------------------------------------------------------------------------
 (5) Check if disclosure of legal
 proceedings is required pursuant to Items
 2(d) or 2(e).
--------------------------------------------------------------------------------
 (6) Citizenship or place of organization...  USA
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power...................  -0-

    (8) Shared voting power.................  682,200

    (9) Sole dispositive power..............  -0-

   (10) Shared dispositive power............  682,200
--------------------------------------------------------------------------------
 (11) Aggregate amount beneficially owned by  682,200
 each reporting person.
--------------------------------------------------------------------------------
 (12) Check if the aggregate amount in Row
 (11) excludes certain shares (see
 instructions).
--------------------------------------------------------------------------------
 (13) Percent of class represented by amount
 in Row (11)................................  2.7%
--------------------------------------------------------------------------------
 (14) Type of reporting person (see
 instructions)..............................  IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the voting Common Stock, par value $.10 of Cone Mills Corporation (the "Issuer"), a North Carolina corporation, having its principal place of business at 3101 North Elm Street, Greensboro, North Carolina 27415-6540.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that Marvin W. Goldstein has joined the Schedule 13D investor group. Currently, Mr. Goldstein holds positions on the Boards of Directors of ARCA, Buffet's, Inc., Greenspring Company, KidBoard, Inc., Paper Warehouse, Inc., and Wilsons The Leather Experts. Mr. Goldstein formerly held senior executive positions with Regis Corporation, Pet Food Warehouse, and Dayton Hudson Corporation. His address is 6629 Dakota Trail, Edina, Minnesota, 55439.

1.   Marc H. Kozberg
2.   Bruce E. Hendry
3.   James A. Potter
4.   Susan N. Potter
5.   Dr. Demetre Nicoloff
6.   G. James Spinner
7.   Robert H. Paymar
8.   Stanley I. Barenbaum
9.   Summit Capital Appreciation Fund LP
10.  SCA Management Partners, L.L.P.
11.  The Temple Company, L.L.P.
12.  Charmel Limited Partnership
13.  Charmel Enterprises, Inc.
14.  Richard Fitzgerald
15.  Charles Barry
16.  Melanie Barry
17.  Arbitrade LLC
18.  Arbitrade Holdings LLC
19.  Deephaven Opportunity Trading Fund LP
20.  Deephaven Investment Advisors LLC
21.  Irvin Kessler
22.  Efraim Gildor
23.  Peter Hajas
24.  Mark Lyons
25.  Merrill Ferguson
26.  Marvin W. Goldstein

     None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     See Item 3. Marvin W. Goldstein, a Minneapolis investor and former senior executive of Dayton Hudson Corporation, Pet Food Warehouse and Regis Corporation, has joined the investor group. The Holders may include Mr. Goldstein among a slate of candidates they are considering presenting for election as directors at the Issuer's next shareholder meeting.

     The Holders have acquired the Common Stock of the Issuer for investment purposes. The Holders may acquire additional shares of Common Stock of the Issuer and specifically reserve the right to sell all or any portion of the Common Stock if they deem it to be in their best interest. The Holders intend to explore opportunities to enhance shareholder value and to that end intend to explore the retention of an investment banking firm and engage in other activities described herein. Except as indicated herein, the Holders do not have any plans respecting extraordinary corporate transactions effecting the Issuer, the sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the delisting of the issuer's securities or similar actions. However, the Holders intend to consider all possibilities of enhancing shareholder value, including but not limited to possible sale of the Issuer, acquisition of the Issuer or acquisition of a controlling interest in the Issuer. The Holders, through Mr. Kozberg and Mr. Hendry, intend to actively monitor the management and business of the Issuer and specifically reserve the right to communicate with management and other shareholders of the Issuer regarding matters of common concern.

     Attached as Exhibit B is a copy of a press release issued by the Holders on November 4, 1999.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of November 3, 1999 by each of the Holders is set forth below:

                                   Number of Shares           Percentage of
          Name                     of Common Stock          Outstanding Shares
          ----                     ---------------          ------------------
     Marc H. Kozberg(1)               350,000                     1.4%
     Bruce E. Hendry                1,232,700                     4.8%
     Dr. Demetre Nicoloff(1)          502,000                     2.0%
     G. James Spinner(1)              335,200                     1.3%
     Robert H. Paymar(1)              405,000                     1.6%
     Stanley I. Barenbaum(1)          310,000                     1.2%
     James A. Potter(1)(2)            301,500                     1.2%
     Susan N. Potter                    6,500                   < 0.1%
     Summit Capital
        Appreciation Fund LP          255,000                     1.0%
     SCA Management
        Partners, L.L.P.(1)           255,000                     1.0%
     The Temple Company,
        L.L.P.                        135,000                     0.5%
     Charmel Limited Partnership      567,200                     2.2%
     Charmel Enterprises, Inc.(4)     567,200                     2.2%
     Richard Fitzgerald(3)            135,000                     0.5%
     Charles Barry(3)(4)              682,200                     2.7%
     Melanie Barry(4)                 567,200                     2.2%
     Arbitrade LLC                    336,500                     1.3%
     Arbitrade Holdings LLC(5)(6)     541,500                     2.1%
     Deephaven Opportunity
        Trading Fund LP               265,000                     1.0%
     Deephaven Investment
        Advisors LLC(6)               265,000                     1.0%
     Irvin Kessler(5)(6)              541,500                     2.1%
     Efraim Gildor(5)(6)              541,500                     2.1%
     Peter Hajas(5)(6)                541,500                     2.1%
     Mark Lyons(5)(6)                 541,500                     2.1%
     Merrill Ferguson(5)(6)           541,500                     2.1%
     Marvin W. Goldstein               47,500                     0.2%


(1) Includes 250,000 shares of Common Stock owned by Summit Capital Appreciation Fund LP
(2) Includes 6,000 shares of Common Stock controlled as custodian f/b/o minor children and 6,500 shares of Common Stock owned by Susan N. Potter
(3)  Includes 135,000 shares of Common Stock owned by The Temple Company, L.L.P.
(4)  Includes 567,200 shares of Common Stock owned by Charmel Limited
     Partnership
(5)  Includes 524,500 shares of Common Stock owned by Arbitrade LLC
(6) Includes 265,000 shares of Common Stock owned by Deephaven Opportunity Trading Fund LP

     The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

     According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer has 25,485,517 shares of Common Stock outstanding. The Holders, as of November 3, 1999, collectively own 3,441,500 shares of the Issuer's Common Stock, constituting approximately 13.5% of the Issuer's outstanding voting Common Stock. Transactions by the Holders in Common Stock of the Issuer not previously reported by the Holders in a Schedule 13D filing relating to the securities of the Issuer, and occurring in the previous 60 days, are as follows:

                                       TYPE OF       NUMBER OF        PRICE/
     NAME               DATE         TRANSACTION      SHARES          SHARE
     ----               ----         -----------      ------          -----
Marvin Goldstein      09/29/99            Buy          3,000         4.8750
Demetre Nicoloff      09/29/99            Buy         11,000         4.8954
Demetre Nicoloff      09/29/99            Buy         12,000         4.8954
Marc Kozberg          10/07/99            Buy          4,900         4.5000
Charmel L.P.          10/13/99            Buy         11,700         4.6250
Charmel L.P.          10/14/99            Buy         14,000         4.6149
Charmel L.P.          10/14/99            Buy         10,000         4.6149
Charmel L.P.          10/14/99            Buy          7,000         4.6149
Marvin Goldstein      10/19/99            Buy          5,000         4.5000
Marvin Goldstein      10/19/99            Buy          2,000         4.5000
Marvin Goldstein      10/28/99            Buy          1,000         4.6875
Marvin Goldstein      10/29/99            Buy          8,200         4.6631
Marvin Goldstein      11/01/99            Buy         16,300         4.5663
Bruce Hendry          11/03/99            Buy        100,000         4.5000

TOTAL PURCHASES       206,100*
TOTAL SALES                -0-
                      --------
NET                   206,100*


* Does not include transactions through which Mr. Goldstein acquired 12,000 Shares prior to 60 days before the date of this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

     Exhibit B -- Press Release issued November 4, 1999

                                      SIGNATURES

     After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  November 4, 1999


/s/ Bruce E. Hendry                        THE TEMPLE COMPANY, L.L.P.
-----------------------------------
Bruce E. Hendry
                                           By:  /s/ Charles Barry
/s/ Marc H. Kozberg                           --------------------------------
-----------------------------------             Charles Barry, a partner
Marc H. Kozberg
                                           CHARMEL LIMITED PARTNERSHIP
/s/ Dr. Demetre Nicoloff
-----------------------------------
Dr. Demetre Nicoloff                       By:  Charmel Enterprises, Inc.

/s/ G. James Spinner                            By:  /s/ Charles Barry
-----------------------------------                ---------------------------
G. James Spinner                                     Charles Barry, President

/s/ Robert H. Paymar                       CHARMEL ENTERPRISES, INC.
-----------------------------------
Robert H. Paymar
                                           By:  /s/ Charles Barry
/s/ Stanley I. Barenbaum                      --------------------------------
-----------------------------------             Charles Barry, President
Stanley I. Barenbaum
                                           /s/ Richard Fitzgerald
/s/ James A. Potter                        -----------------------------------
-----------------------------------        Richard Fitzgerald
 James A. Potter
                                           /s/ Charles Barry
/s/ Susan N. Potter                        -----------------------------------
-----------------------------------        Charles Barry
Susan N. Potter
                                           /s/ Melanie Barry
SUMMIT CAPITAL APPRECIATION                -----------------------------------
 FUND LP                                   Melanie Barry

                                           ARBITRADE LLC
By:  SCA Management Partners L.L.P.
                                           By:  /s/ Gary Sobczak
     By:  /s/ Marc H. Kozberg                 --------------------------------
        ---------------------------             Gary Sobczak
          Marc H. Kozberg, a partner            Chief Financial Officer

SCA MANAGEMENT PARTNERS, L.L.P.            ARBITRADE LLC

By:  /s/ Marc H. Kozberg                   By:  /s/ Gary Sobczak
   --------------------------------           --------------------------------
     Marc H. Kozberg, a partner                 Gary Sobczak
                                                Chief Financial Officer

DEEPHAVEN OPPORTUNITY TRADING
FUND LP

By:  Deephaven Investment Advisors
     LLC, Its General Partner

     By:  /s/ Gary Sobczak
         --------------------------
          Gary Sobczak
          Chief Financial Officer

DEEPHAVEN INVESTMENT
ADVISORS LLC

By:  /s/ Gary Sobczak
    -------------------------------
     Gary Sobczak
     Chief Financial Officer

/s/ Irvin Kessler
-----------------------------------
Irvin Kessler

/s/ Efraim Gildor
-----------------------------------
Efraim Gildor

/s/ Peter Hajas
-----------------------------------
Peter Hajas

/s/ Mark Lyons
-----------------------------------
Mark Lyons

/s/ Merrill Ferguson
-----------------------------------
Merrill Ferguson

/s/ Marvin W. Goldstein
-----------------------------------
Marvin W. Goldstein

                                     EXHIBIT A

                            AGREEMENT AS TO JOINT FILING


     Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.



/s/ Bruce E. Hendry
-----------------------------------
Bruce E. Hendry
                                           THE TEMPLE COMPANY, L.L.P.
/s/ Marc H. Kozberg
-----------------------------------
Marc H. Kozberg                            By:  /s/ Charles Barry
                                              --------------------------------
/s/ Dr. Demetre Nicoloff                        Charles Barry, a partner
-----------------------------------
Dr. Demetre Nicoloff                       CHARMEL LIMITED PARTNERSHIP

/s/ G. James Spinner                       By:  Charmel Enterprises, Inc.
-----------------------------------
G. James Spinner
                                                By:  /s/ Charles Barry
/s/ Robert H. Paymar                               ---------------------------
-----------------------------------                  Charles Barry, President
Robert H. Paymar
                                           CHARMEL ENTERPRISES, INC.
/s/ Stanley I. Barenbaum
-----------------------------------
Stanley I. Barenbaum                       By:  /s/ Charles Barry
                                              --------------------------------
/s/ James A. Potter                             Charles Barry, President
-----------------------------------
James A. Potter                            /s/ Richard Fitzgerald
                                           -----------------------------------
/s/ Susan N. Potter                        Richard Fitzgerald
-----------------------------------
Susan N. Potter                            /s/ Charles Barry
                                           -----------------------------------
SUMMIT CAPITAL APPRECIATION                Charles Barry
 FUND LP
                                           /s/ Melanie Barry
                                           -----------------------------------
By:  SCA Management Partners L.L.P.        Melanie Barry

                                           ARBITRADE LLC
     By:  /s/ Marc H. Kozberg
        ---------------------------
          Marc H. Kozberg, a partner       By:  /s/ Gary Sobczak
                                                ------------------------------
SCA MANAGEMENT PARTNERS, L.L.P.                 Gary Sobczak
                                                Chief Financial Officer
By:  /s/ Marc H. Kozberg
   --------------------------------
     Marc H. Kozberg, a partner

ARBITRADE HOLDINGS LLC
                                           /s/ Irvin Kessler
By:  /s/ Gary Sobczak                      -----------------------------------
   --------------------------------        Irvin Kessler
     Gary Sobczak
     Chief Financial Officer               /s/ Efraim Gildor
                                           -----------------------------------
DEEPHAVEN OPPORTUNITY TRADING              Efraim Gildor
FUND LP
                                           /s/ Peter Hajas
                                           -----------------------------------
By:  Deephaven Investment Advisors         Peter Hajas
     LLC, Its General Partner
                                           /s/ Mark Lyons
     By:  /s/ Gary Sobczak                 -----------------------------------
        ---------------------------        Mark Lyons
          Gary Sobczak
          Chief Financial Officer          /s/ Merrill Ferguson
                                           -----------------------------------
                                           Merrill Ferguson

DEEPHAVEN INVESTMENT                       /s/ Marvin W. Goldstein
ADVISORS LLC                               -----------------------------------
                                           Marvin W. Goldstein

By:  /s/ Gary Sobczak
   --------------------------------
     Gary Sobczak
     Chief Financial Officer

                                     EXHIBIT B

                                   PRESS RELEASE

                               MARVIN GOLDSTEIN JOINS
                             CONE MILLS INVESTOR GROUP;
                          POTENTIAL NOMINEE FOR BOARD SEAT


DATE:     NOVEMBER 4, 1999 AT 7:30 A.M. CT

SOURCE/   MARC H. KOZBERG
CONTACT:  (612) 376-7035

TICKER:   COE

FOR IMMEDIATE RELEASE


     Marvin W. Goldstein, a private investor and former senior executive of several public companies, has joined a group of Minneapolis investors in Cone Mills Corporation [NYSE:COE] led by Marc Kozberg and Bruce Hendry.

     In a filing with the Securities and Exchange Commission today, the investors stated that they are considering presenting Goldstein among a slate of candidates for election as directors at Cone Mills' next shareholder meeting.

     "Mr. Goldstein provides our investor group with a wealth of knowledge in the management of publicly held companies," Mr. Kozberg said. "We believe that he would be an excellent addition to any board."

     Mr. Goldstein currently sits on the board of directors of a half-dozen publicly held companies, including Buffet's, Inc., Paper Warehouse, Inc. and Wilsons The Leather Experts.

     Previously, Mr. Goldstein was Chief Operating Officer of Regis Corporation, Chairman, Chief Executive Officer and President of Pet Food Warehouse and President and Chief Operating Officer of the department store division of Dayton Hudson Corporation.


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